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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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
                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                   Event and Summary                    Exhibit No.

December, 2007   Notice of Material Event, dated                       99.1
                 December 12, 2007, regarding the partial cancellation by Banco de Galicia y Buenos
                 Aires S.A. (the Registrant's principal
                 subsidiary) of the public offering for
                 US$ 1,500,000 of Negotiable Obligations due in 2010.

December, 2007   Notice of Material Event, dated                       99.2
                 December 14, 2007, regarding the partial cancellation by Banco de Galicia y
                 Buenos Aires S.A. (the Registrant's principal subsidiary) of the public offering for US$ 5,000,000 of Negotiable Obligations due in 2010.

December, 2007   Notice of Material Event, dated                       99.3
                 December 14, 2007, regarding the payment of interest for the Class A Negotiable
                 Obligations due in 2014.

December, 2007   Notice of Material Event, dated December 14,          99.4
                 2007, regarding the payment of interest and amortization of the Class B Negotiable
                 Obligations due in 2010.

December, 2007   Notice of Material Event, dated December 14,          99.5
                 2007, regarding the payment of interest for the Class C Negotiable Obligations due in 2019.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: December 20, 2007                           By: /s/Antonio Garces
                                                      --------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer

                                  EXHIBIT 99.1
                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                 Buenos Aires, December 12, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                              Ref.: Program for the issuance and
                                              re-issuance of Ordinary Negotiable
                                              Obligations for up to
                                              US$ 2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 1,500,000 (one million and five hundred thousand US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 278,623,867 (two hundred seventy eight million six hundred and twenty three thousand eight hundred and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 1,500,000 of Negotiable Obligations due in 2010.

                    Yours faithfully,

                               Gabriela A. Duranti
                                Attorney in fact

                                  EXHIBIT 99.2
                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                 Buenos Aires, December 14, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                              Ref.: Program for the issuance and
                                              re-issuance of Ordinary Negotiable
                                              Obligations for up to
                                              US$ 2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 5,000,000 (five million US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 273,623,867 (two hundred seventy three million six hundred and twenty three thousand eight hundred and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 5,000,000 of Negotiable Obligations due in 2010.

                    Yours faithfully,

                              Maria Matilde Hoenig
                                Attorney in fact

                                  EXHIBIT 99.3

                                                 Buenos Aires, December 14, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                             Ref.: Notice of Payment of Interest

Dear Sirs,

     In compliance with the applicable norms, I hereby submit this notice of the payment of interest corresponding to the Class A Negotiable Obligations due in 2014 for a Nominal Value of US$ 322,309,177 pursuant to the Global Program for the Issuance of Negotiable Obligations for a nominal value of US$ 2,000,000,000. As such, I inform you that:

o    Domicile where the payment will be made from:
The payment will be made by:

The Bank of New York
101 Barclay Street, Floor 21 W, New York
New York 10286, United States of America

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

Banco Rio de la Plata S.A.
-Bartolome Mitre 480
(1036) Buenos Aires, Argentina
-Sucursal N(degree)066
Rosario de Santa Fe 177, Ciudad Cordoba

o    Time at which it will be made: During normal banking hours.

Normal banking hours in the City of Cordoba are from 8:30 a.m. to 1:30 p.m.

o    Date on which the payment will be made: January 2, 2008

o    Interest Rate: 6% annually.

o    Percentage of interest to be paid during the period: 2.124779%

o Period to which the payment corresponds: The period beginning on August 14, 2007 and ending on December 31, 2007.

o Coupon that should be presented to be paid, in your case: This is not applicable as the notes are in global form and, as such, are registered in collective depositary systems in representative accounts for the beneficial holders.

o Amortization: The capital of the negotiable obligations due in 2014 will be amortized semiannually beginning on January 1, 2010, in installments that are each equal to 11.11% of the initial capital, until their maturity on January 1, 2014, on which date the remaining 4.8514507% of the initial capital will be paid.

o    ISIN: US059538AJ71

o    Common Code: 019315398

                    Yours faithfully,

                               Maria Matilde Hoenig
                                Attorney in fact

                                  EXHIBIT 99.4

                                                 Buenos Aires, December 14, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                                      Ref.: Notice of Payment of
                                                      Interest and Amortization
Dear Sirs,

     In compliance with the applicable norms, I hereby submit this notice of the payment of interest corresponding to the Class B Negotiable Obligations due in 2010 for a Nominal Value of US$ 273,623,867 pursuant to the Global Program for the Issuance of Negotiable Obligations for a nominal value of US$ 2,000,000,000. As such, I inform you that:

o    Domicile where the payment will be made from:
The payment will be made by:

The Bank of New York
101 Barclay Street, Floor 21 W, New York
New York 10286, United States of America

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

Banco Rio de la Plata S.A.
-Bartolome Mitre 480
(1036) Buenos Aires, Argentina
-Sucursal N(degree)066
Rosario de Santa Fe 177, Ciudad Cordoba

o    Time at which it will be made: During normal banking hours.

Normal banking hours in the City of Cordoba are from 8:30 a.m. to 1:30 p.m.

o    Date on which the payment will be made: January 2, 2008

o    Interest Rate: 8.88% (6 month LIBOR: 5.38 + 3.50%).

o    Percentage of interest to be paid during the period: 2.836666%

o Period to which the payment corresponds: The semester beginning on July 1, 2007 and ending on December 31, 2007.

o Coupon that should be presented to be paid, in your case: This is not applicable as the notes are in global form and, as such, are registered in collective depositary systems in representative accounts for the beneficial holders.

o Amortization: The capital of the negotiable obligations due in 2014 will be amortized semiannually beginning on July 1, 2010, in installments that are each equal to 12.5% of the initial capital, until their maturity on January 1, 2010, on which date the remaining 12.5% of the initial capital will be paid.

o    Date for the payment of the fourth amortization payment: January 2, 2008.

o    Percentage of amortization: 12.5% of the initial capital.

o    Amount to be paid: US$ 34,202,983.38

o    Residual value after the payment: US$ 136,811,933.50

o    ISIN: US059538AH16

o    Common Code: 019315924

                    Yours faithfully,

                              Maria Matilde Hoenig
                                Attorney in fact

                                  EXHIBIT 99.5

                                                 Buenos Aires, December 14, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                             Ref.: Notice of Payment of Interest

Dear Sirs,

     In compliance with the applicable norms, I hereby submit this notice of the payment of interest corresponding to the Class C Negotiable Obligations due in 2019 for a Nominal Value of US$ 218,210,748 and with a Technical Value of 118,86858 pursuant to the Global Program for the Issuance of Negotiable Obligations for a nominal value of US$ 2,000,000,000. As such, I inform you that:

o    Domicile where the payment will be made from:
The payment will be made by:

The Bank of New York
101 Barclay Street, Floor 21 W, New York
New York 10286, United States of America

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

Banco Rio de la Plata S.A.
-Bartolome Mitre 480
(1036) Buenos Aires, Argentina
-Sucursal N(degree)066
Rosario de Santa Fe 177, Ciudad Cordoba

o    Time at which it will be made: During normal banking hours.

Normal banking hours in the City of Cordoba are from 8:30 a.m. to 1:30 p.m.

o    Date on which the payment will be made: January 2, 2008

o Interest Rate: Interest on the negotiable obligations due in 2019 will be paid in cash and in the form of additional negotiable obligations due in 2019 for the current semester on which interest is being paid.

o Percentage of interest to be paid during the prior: 3% in cash and 2.5% in negotiable obligations, as described in the prior point.

o Period to which the payment corresponds: The semester beginning on July 1, 2007 and ending on December 31, 2007.

o Coupon that should be presented to be paid, in your case: This is not applicable as the notes are in global form and, as such, are registered in collective depositary systems in representative accounts for the beneficial holders.

o Amotization: The capital of the negotiable obligations due in 2019 will be fully amortized on January 19, 2007, unless they are totally or partially redeemed at par along with corresponding interest or additional amounts unpaid, if any, before such date,at the option of the issuer, after the negotiable obligations due in 2010 and 2014 have been paid in full.

o    ISIN: US059538AK45

o    Common Code: 019315665

                    Yours faithfully,

                              Maria Matilde Hoenig
                                Attorney in fact